

February 3, 2022

Ruben Igielko-Herrlich
Principal Executive Officer
Streamline USA, Inc.
11264 Playa Court
Culver City, CA 90230

> **Re: Streamline USA, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed January 28, 2022**
> **File No. 024-11628**

Dear Mr. Igielko-Herrlich:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

General

1. Please revise the offering circular to include the financial statements and audit report. Refer to Paragraphs (a) and (c) of Part F/S of Form 1-A. In this regard, we note the required audit report has been omitted.

2. Please revise the signature page of the offering statement to provide correct signatures. The offering statement must be signed and dated by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the company's board of directors or other governing body. The signatures must also comply with Form 1-A presentation requirements. Please refer to Instructions 1-3 to Signatures of Form 1- A.

3. Please file an opinion of counsel as to the legality of the securities covered by the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services